Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM

FINANCIAL STATEMENTS

JUNE 30, 2025

ZIM INTEGRATED SHIPPING SERVICES LTD.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

Page

FINANCIAL STATEMENTS:

Condensed consolidated unaudited interim Statements of Financial Position	3

Condensed consolidated unaudited interim Income Statements	4

Condensed consolidated unaudited interim Statements of Comprehensive Income	5

Condensed consolidated unaudited interim Statements of Changes in Equity	6-7

Condensed consolidated unaudited interim Statements of Cash Flows	8-9

Notes to the condensed consolidated unaudited interim Financial Statements	10-16

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF FINANCIAL POSITION

		June 30		December 31
		2025	2024	2024
	Note	US $ in millions
Assets
Vessels	6	5,825.0	4,917.2	5,733.0
Containers and handling equipment	6	1,058.0	906.7	1,013.3
Other tangible assets	6	109.1	91.8	97.7
Intangible assets		109.9	105.7	109.8
Investments in associates		33.3	28.4	25.4
Other investments		1,137.6	772.0	1,080.9
Other receivables		50.4	76.6	61.0
Deferred tax assets		7.7	2.5	7.5
Total non-current assets		8,331.0	6,900.9	8,128.6

Inventories		199.3	187.7	212.2
Trade and other receivables		794.6	1,030.9	933.6
Other investments		585.7	699.1	800.4
Cash and cash equivalents		1,187.1	889.8	1,314.7
Total current assets		2,766.7	2,807.5	3,260.9
Total assets		11,097.7	9,708.4	11,389.5

Equity
Share capital and reserves	5	2,046.4	2,016.7	2,032.7
Retained earnings		1,851.0	872.4	2,004.2
Equity attributable to owners of the Company		3,897.4	2,889.1	4,036.9
Non-controlling interests		4.3	2.4	5.8
Total equity		3,901.7	2,891.5	4,042.7

Liabilities
Lease liabilities		4,647.4	4,000.1	4,600.6
Loans and other liabilities		52.3	65.2	59.9
Employee benefits		60.9	42.5	47.5
Deferred tax liabilities		130.9	5.7	27.6
Total non-current liabilities		4,891.5	4,113.5	4,735.6

Trade and other payables		641.7	610.3	736.2
Provisions		93.6	87.9	96.6
Contract liabilities		353.7	475.1	408.9
Lease liabilities		1,167.6	1,481.9	1,321.7
Loans and other liabilities		47.9	48.2	47.8
Total current liabilities		2,304.5	2,703.4	2,611.2
Total liabilities		7,196.0	6,816.9	7,346.8
Total equity and liabilities		11,097.7	9,708.4	11,389.5

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the Financial Statements: August 20, 2025.
The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENTS

		Six months ended June 30		Three months ended June 30		Year ended December 31
		2025	2024	2025	2024	2024
	Note	US $ in millions

Income from voyages and related services	7	3,642.3	3,494.6	1,635.7	1,932.6	8,427.4
Cost of voyages and related services:
Operating expenses and cost of services	8	(2,260.6)	(2,214.1)	(1,098.0)	(1,133.3)	(4,513.2)
Depreciation		(627.7)	(532.8)	(316.9)	(275.1)	(1,130.2)
Gross profit		754.0	747.7	220.8	524.2	2,784.0

Other operating income		27.8	25.6	15.3	19.6	46.6
Other operating expenses		(0.2)	(0.6)	(0.2)	(0.6)	(0.8)
General and administrative expenses		(163.2)	(133.8)	(84.2)	(73.0)	(296.1)
Share of loss of associates		(4.9)	(4.0)	(2.5)	(1.9)	(6.4)

Results from operating activities		613.5	634.9	149.2	468.3	2,527.3

Finance income		69.7	61.2	29.7	22.5	149.2
Finance expenses		(253.4)	(224.9)	(129.6)	(115.9)	(471.5)

Net finance expenses		(183.7)	(163.7)	(99.9)	(93.4)	(322.3)

Profit before income taxes		429.8	471.2	49.3	374.9	2,205.0

Income taxes		(110.0)	(6.3)	(25.6)	(2.1)	(51.2)

Profit for the period		319.8	464.9	23.7	372.8	2,153.8

Attributable to:
Owners of the Company		318.1	461.6	22.8	371.3	2,147.7
Non-controlling interests		1.7	3.3	0.9	1.5	6.1
Profit for the period		319.8	464.9	23.7	372.8	2,153.8

Earnings per share (US$)
Basic earnings per 1 ordinary share	10	2.64	3.84	0.19	3.08	17.84
Diluted earnings per 1 ordinary share	10	2.64	3.83	0.19	3.08	17.82

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2025	2024	2025	2024	2024
	US $ in millions

Profit for the period	319.8	464.9	23.7	372.8	2,153.8

Other comprehensive income:

Items of other comprehensive income that were or will be reclassified to profit or loss

Foreign currency translation differences for foreign operations	2.1	(2.8)	2.8	(0.2)	(2.4)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	9.3	(4.7)	3.5	0.2	7.6

Net change in fair value of investments in debt instruments at fair value through other comprehensive income that was transferred to profit or loss	0.1	0.6	0.3	0.2	0.7

Items of other comprehensive income that would never be reclassified to profit or loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	0.2	(0.2)	0.1		(0.1)

Defined benefit pension plans actuarial gains (losses), net of tax	(0.3)	1.3	(0.8)	1.4	(1.7)

Other comprehensive income (loss) for the period, net of tax	11.4	(5.8)	5.9	1.6	4.1

Total comprehensive income for the period	331.2	459.1	29.6	374.4	2,157.9

Attributable to:
Owners of the Company	328.9	456.3	27.7	372.8	2,151.3
Non-controlling interests	2.3	2.8	1.9	1.6	6.6

Total comprehensive income for the period	331.2	459.1	29.6	374.4	2,157.9

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the six months period ended June 30, 2025
Balance at January 1, 2025	927.3	1,151.3	(45.9)	2,004.2	4,036.9	5.8	4,042.7
Profit for the period				318.1	318.1	1.7	319.8
Other comprehensive income for the period, net of tax		9.6	1.5	(0.3)	10.8	0.6	11.4
Share-based compensation		2.6			2.6		2.6
Exercise of options	0.3	(0.3)
Dividend to owners of the Company				(471.0)	(471.0)		(471.0)
Dividend to non-controlling interests in subsidiaries						(3.8)	(3.8)
Balance at June 30, 2025	927.6	1,163.2	(44.4)	1,851.0	3,897.4	4.3	3,901.7

For the three months period ended June 30, 2025
Balance at April 1, 2025	927.5	1,158.5	(46.2)	1,918.1	3,957.9	6.0	3,963.9
Profit for the period				22.8	22.8	0.9	23.7
Other comprehensive income for the period, net of tax		3.9	1.8	(0.8)	4.9	1.0	5.9
Share-based compensation		0.9			0.9		0.9
Exercise of options	0.1	(0.1)
Dividend to owners of the Company				(89.1)	(89.1)		(89.1)
Dividend to non-controlling interests in subsidiaries						(3.6)	(3.6)
Balance at June 30, 2025	927.6	1,163.2	(44.4)	1,851.0	3,897.4	4.3	3,901.7

(*) Include reserves related to share-based compensation, changes in fair value of investment instruments and transactions with an interested party in prior periods.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the six months period ended June 30, 2024
Balance at January 1, 2024	926.6	1,133.7	(42.8)	437.2	2,454.7	3.3	2,458.0
Profit for the period				461.6	461.6	3.3	464.9
Other comprehensive income for the period, net of tax		(4.3)	(2.3)	1.3	(5.3)	(0.5)	(5.8)
Share-based compensation		5.8			5.8		5.8
Exercise of options	0.4	(0.4)
Dividend to owners of the Company				(27.7)	(27.7)		(27.7)
Dividend to non-controlling interests in subsidiaries						(3.7)	(3.7)
Balance at June 30, 2024	927.0	1,134.8	(45.1)	872.4	2,889.1	2.4	2,891.5

For the three months period ended June 30, 2024
Balance at April 1, 2024	926.8	1,131.9	(44.8)	527.4	2,541.3	4.1	2,545.4
Profit for the period				371.3	371.3	1.5	372.8
Other comprehensive income for the period, net of tax		0.4	(0.3)	1.4	1.5	0.1	1.6
Share-based compensation		2.7			2.7		2.7
Exercise of options	0.2	(0.2)
Dividend to owners of the Company				(27.7)	(27.7)		(27.7)
Dividend to non-controlling interests in subsidiaries						(3.3)	(3.3)
Balance at June 30, 2024	927.0	1,134.8	(45.1)	872.4	2,889.1	2.4	2,891.5

For the year ended December 31, 2024
Balance at January 1, 2024	926.6	1,133.7	(42.8)	437.2	2,454.7	3.3	2,458.0
Profit for the year				2,147.7	2,147.7	6.1	2,153.8
Other comprehensive income for the year, net of tax		8.2	(3.1)	(1.5)	3.6	0.5	4.1
Exercise of options	0.7	(0.7)
Share-based compensation		10.0			10.0		10.0
Dividend to owners of the Company				(579.2)	(579.2)		(579.2)
Acquisition of non-controlling interest in a subsidiary		0.1			0.1	(0.1)
Dividend to non-controlling interests in subsidiaries						(4.0)	(4.0)
Balance at December 31, 2024	927.3	1,151.3	(45.9)	2,004.2	4,036.9	5.8	4,042.7

(*) Include reserves related to share-based compensation, changes in fair value of investment instruments and transactions with an interested party in prior periods.

 The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2025	2024	2025	2024	2024
	US $ in millions

Cash flows from operating activities
Profit for the period	319.8	464.9	23.7	372.8	2,153.8

Adjustments for:
Depreciation and amortization	639.0	538.6	323.1	278.0	1,142.5
Net finance expenses	183.7	163.7	99.9	93.4	342.4
Share of losses and change in fair value of investees	0.1	4.0	(2.3)	1.9	6.4
Capital gain, net	(22.6)	(25.5)	(10.7)	(19.5)	(43.9)
Income taxes	110.0	6.3	25.6	2.1	51.2
Other non-cash items	2.1	3.0	1.7	1.5	10.9
	1,232.1	1,155.0	461.0	730.2	3,663.3

Change in inventories	12.9	(8.4)	18.2	9.6	(32.9)
Change in trade and other receivables	139.7	(447.0)	(42.1)	(210.8)	(352.9)
Change in trade and other payables including contract liabilities	(154.3)	331.8	(28.1)	198.5	357.8
Change in provisions and employee benefits	11.4	27.3	10.0	24.1	35.4
	9.7	(96.3)	(42.0)	21.4	7.4

Dividends received from associates	1.0	1.2			3.1
Interest received	61.9	39.8	31.5	17.8	97.3
Income taxes received (paid)	(8.7)	3.2	(9.2)	7.4	(18.4)

Net cash generated from operating activities	1,296.0	1,102.9	441.3	776.8	3,752.7

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, and interest in investees	19.0	3.2	9.1	1.7	18.7
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(102.4)	(90.8)	(24.4)	(66.4)	(214.1)
Disposal of investment instruments, net	37.7	315.1	50.9	116.1	85.8
Loans granted to investees	(3.9)	(2.8)	(2.0)	(1.6)	(6.1)
Change in other receivables	15.3	15.4	7.9	7.7	31.6
Change in other investments (mainly deposits), net	133.8		99.7	(1.1)	(139.1)
Net cash generated from (used in) investing activities	99.5	240.1	141.2	56.4	(223.2)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2025	2024	2025	2024	2024
	US $ in millions

Cash flows from financing activities
Repayment of lease liabilities and borrowings	(810.0)	(1,117.0)	(349.6)	(480.3)	(2,082.6)
Dividend paid to non-controlling interests	(3.8)	(3.7)	(3.6)	(3.3)	(4.0)
Dividend paid to owners of the Company	(471.0)	(27.7)	(471.0)	(27.7)	(579.2)
Interest paid	(241.6)	(221.6)	(119.9)	(117.9)	(465.6)
Net cash used in financing activities	(1,526.4)	(1,370.0)	(944.1)	(629.2)	(3,131.4)

Net change in cash and cash equivalents	(130.9)	(27.0)	(361.6)	204.0	398.1
Cash and cash equivalents at beginning of the period	1,314.7	921.5	1,546.1	687.9	921.5
Effect of exchange rate fluctuation on cash held	3.3	(4.7)	2.6	(2.1)	(4.9)
Cash and cash equivalents at the end of the period	1,187.1	889.8	1,187.1	889.8	1,314.7

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1	Reporting entity

ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "ZIM") and its subsidiaries (hereinafter – "the Group" or "the Companies") and the Group’s interests in associates, operate in the field of cargo shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

2	Basis of compliance

(a)	Statement of compliance

These condensed consolidated unaudited interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for annual Financial Statements and should be read in conjunction with the consolidated Financial Statements of the Company as at and for the year ended December 31, 2024 (hereafter – the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on August 20, 2025.

(b)	Estimates

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those applied in the annual Financial Statements.

3	Material accounting policies

The material accounting policies applied by the Group in these unaudited condensed consolidated interim Financial Statements are the same as those applied by the Group in its annual Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position

(a)
The container shipping industry continues to be impacted by the supply and demand dynamics, as well as by uncertainties in the global trade, including the continuing disruption in the Red Sea, the escalating trade barriers between the US and China and other countries, the implications of the ongoing armed conflicts between Russia and Ukraine and in the Middle-East, the inflation and elevated interest rates in certain countries and other geopolitical challenges. These factors contribute to the continuing volatility in freight rates, charter rates and bunker prices. In addition, in recent quarters, regulators in certain jurisdictions have increased their regulatory oversight activities over our industry, by, among others, increased audit activities and introduction of new regulation relating to the contractual routines between carriers and their customers.

In April 2025, the US administration declared its intention to impose new fees, as from mid-October 2025, on vessels calling ports in the US, which were built in China or are owned / operated by Chinese entities. The Company is reviewing the potential impact of these fees and is taking measures to mitigate their effects, but if it is unable to fully succeed in mitigating their effect, these fees could materially increase its operational costs and adversely affect its results of operation.

As of today, the war situation in Israel, which started in October 2023 and recently included a direct armed conflict between Israel and Iran, has had no material impact on the Company’s activities in Israel. However, those may be subject to temporary disruptions if this situation was to further escalate.

Since December 2023, many ocean carriers including the Company, paused their activities in the Red Sea, following attacks made against commercial vessels by armed organizations in Yemen. The Company continues to call ports in the Mediterranean Sea, as well as to operate services which previously crossed the Suez-canal, by re-routing its vessels around Africa. This disruption results in the extension of voyages duration, as well as leading to an increase in demand for vessel capacity, as additional vessels are operated in order to maintain the same frequency of services.

Further to the above, during 2024 freight rates have experienced an overall increase, although decreases were observed during the second half of the year, as well as during the first quarter of 2025. During the second quarter of 2025, freight rates exhibited high level of volatility in most trades, as markets reacted to announcements on tariffs issued by the U.S administration.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by considering, and when appropriate, implementing structural changes, participating in partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies.

(b)
In September 2024, the Company entered into a long-term operational cooperation with Mediterranean  Shipping Company (MSC), which was launched in February 2025, for a minimum period of three years. According to this cooperation, the Company and MSC operate together six services on the Asia - US East Coast and Asia - US Gulf trades, enabling ZIM to provide its customers with extended port coverage and improved service quality, while achieving significant operational efficiencies.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position (cont’d)

Further to the abovementioned factors affecting the trade lanes within the scope of this partnership, the Company and MSC are actively leveraging their operational collaboration to constantly adjust the overall capacity being deployed on those services as dictated by market trends and demand.

The Company’s operational cooperation with the 2M alliance (Maersk and MSC), originally launched in 2018, covering services on the Asia - US East Coast and Asia - US Gulf trades, has ended in January 2025, further to the previously announced termination of the 2M alliance.

(c)	Charter agreements:

In April 2025, the Company entered into a series of long-term time charter agreements, with a company affiliated with the TMS Group, for ten 11,500 TEU liquefied natural gas (LNG) dual-fuel container vessels. The vessels are scheduled to be delivered during the second half of 2027 and into 2028 and will be deployed across the Company’s various global trades. Pursuant to these agreements, the Company will charter the vessels for a period of twelve years, for a total aggregated consideration of approximately US$ 2.3 billion. In addition, and for each vessel, at the end of the initial twelve-year charter period, the Company has secured an option to either purchase the vessel or to extend the charter duration for an additional period of three years.

(d)
During the first quarter of 2025, the Company acquired two vessels which were operating in its fleet under prior charter arrangements. Out of the related consideration, an amount of US$ 52 million is presented in the cash flow statement as repayment of lease liabilities.

(e)
During the third quarter of 2024, the Company was approached by the Federal Maritime Commission (FMC), requesting the Company to provide certain information regarding its demurrage and detention and cargo hold practices vis-à-vis a number of its customers during the period of 2023 and 2024 (see also Note 27(k) to the Company’s 2024 Annual financial statements). In June 2025, the Company received a notice of proposed fine of US$ 10 million from the FMC, which is primarily related to the Company’s cargo hold practices that are based on the wording of the contracts with its customers. The Company is currently reviewing with its counsel the notice received in June 2025, and at this preliminary stage is unable to assess the ultimate consequences of this matter, although the Company believes that it has good arguments against the imposition of fine on the Company with respect to this matter.

(f)	Dividends:

In April and June 2025, further to the approval of the Company’s Board of Directors, the Company distributed dividends in amounts of US$ 382 million and US$ 89 million, reflecting US$ 3.17 and US$ 0.74 per ordinary share, respectively.

In August 2025, the Company’s Board of Directors approved a dividend distribution of approximately US$ 0.06 per ordinary share (or approximately US$ 7 million, considering the number of ordinary shares outstanding as of June 30, 2025). The dividend is scheduled to be paid on September 9, 2025 to all holders of ordinary shares on record as of September 2, 2025.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

5	Capital and reserves

Share-Based Payment Arrangements

During the three months period ended June 30, 2025 and 2024, the Company recorded expenses related to share-based compensation arrangements of US$ 0.9 million and US$ 2.7 million, respectively. During the six months period ended June 30, 2025 and 2024 and year ended December 31, 2024, the Company recorded expenses related to share-based compensation arrangements of US$ 2.6 million, US$ 5.8 million and US$ 10.0 million, respectively.

6	Right-of-use assets

	Balance at June 30		Balance at December 31
	2025	2024	2024
	US $ in millions

Vessels	5,270.3	4,427.6	5,256.8
Containers and handling equipment	405.2	348.3	366.6
Other tangible assets	56.1	45.9	48.9
	5,731.6	4,821.8	5,672.3

7	Income from voyages and related services

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2025	2024	2025	2024	2024
	US $ in millions
Freight revenues from containerized cargo:
Pacific	1,527.7	1,506.4	665.1	897.1	3,920.1
Cross-Suez	340.3	377.8	130.0	192.8	864.5
Atlantic	363.1	321.3	175.7	156.6	687.8
Intra-Asia	359.3	287.4	171.4	164.5	762.9
Latin America	410.5	330.2	181.1	182.9	845.8
	3,000.9	2,823.1	1,323.3	1,593.9	7,081.1

Freight revenues from non-containerized cargo (mostly related to vehicle shipping services)	224.6	239.4	111.0	128.2	497.0

Other revenues (*)	416.8	432.1	201.4	210.5	849.3
	3,642.3	3,494.6	1,635.7	1,932.6	8,427.4

(*) Mainly demurrage, related services and other value-added services.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

8	Operating expenses and cost of services

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2025	2024	2025	2024	2024
	US $ in millions
Wages, maintenance and other vessel-operating costs	22.2	17.4	12.0	9.2	37.3
Expenses relating to fleet equipment (mainly containers and chassis)	17.7	18.9	8.8	9.4	37.3
Bunker and lubricants	608.6	629.5	294.0	322.2	1,286.0
Insurance	14.7	17.4	7.4	9.7	34.5
Expenses related to cargo handling	1,051.7	961.1	508.6	503.3	2,013.1
Port expenses	258.7	228.4	130.0	115.6	461.8
Agents’ salaries and commissions	123.7	113.5	60.7	63.6	251.7
Cost of related services and sundry	100.7	173.3	47.8	82.9	285.2
Slot purchases and hire of vessels	42.9	39.2	19.5	10.2	74.4
Hire of containers	19.7	15.4	9.2	7.2	31.9
	2,260.6	2,214.1	1,098.0	1,133.3	4,513.2

9	Financial instruments

Financial instruments measured at fair value

	Balance at June 30,
	2025			2024
	US $ in millions
	Level 1	Level 3	Total	Level 1	Level 3	Total
Fair value through profit and loss
Cash and cash equivalents:
Money market instruments	511.4		511.4	458.8		458.8

Other investments:
Equity instruments		17.5	17.5		10.8	10.8

Loans and other liabilities:
Derivative instruments		(16.3)	(16.3)		(12.1)	(12.1)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	449.1		449.1	560.3		560.3
Corporate bonds	1,228.3		1,228.3	881.0		881.0
Equity instruments	2.1		2.1	1.6		1.6

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

9	Financial instruments (cont’d)

Financial instruments measured at fair value (cont’d)

	Balance at December 31,
	2024
	US $ in millions
	Level 1	Level 3	Total
Fair value through profit and loss
Cash and cash equivalents:
Money markets instruments	616.8		616.8

Other investments:
Equity instruments		13.2	13.2

Loans and other liabilities:
Derivative instruments		(16.9)	(16.9)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	546.0		546.0
Corporate bonds	1,161.8		1,161.8
Equity instruments	1.7		1.7

Financial instruments not measured at fair value

The carrying amounts of the Group’s financial assets and liabilities, including cash and cash equivalents, trade and other receivables, other investments, trade and other payables and loans and other liabilities, reflect reasonable approximation of their fair value.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

10	Earnings per share

Basic and diluted earnings per share

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2025	2024	2025	2024	2024
	US $ in millions
Profit attributable to ordinary shareholders used to calculate basic and diluted earnings per share (US $ in millions)	318.1	461.6	22.8	371.3	2,147.7

Number of shares at the beginning of the period used to calculate basic earnings per share	120,423,335	120,286,629	120,457,512	120,320,806	120,286,627
Effect of share options	25,113	37,557		20,280	70,688

Weighted average number of ordinary shares used to calculate basic earnings per share	120,448,448	120,324,186	120,457,512	120,341,086	120,357,315

Effect of share options	62,674	130,125	50,681	115,256	135,110

Weighted average number of ordinary shares used to calculate diluted earnings per share	120,511,122	120,454,311	120,508,193	120,456,342	120,492,425

In the six and three months period ended June 30, 2025, options for 1,911,592 ordinary shares, granted under the Company’s share option plans for employees, officers and directors were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.